Exhibit 99.2

PROFOUND MEDICAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

JUNE 30, 2020

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

The following Management’s Discussion and Analysis (“MD&A”) prepared as of August 6, 2020 should be read in conjunction with the June 30, 2020 unaudited interim condensed consolidated financial statements and related notes of Profound Medical Corp. (“Profound” or the “Company”). The unaudited interim condensed consolidated financial statements of Profound and related notes were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Unless stated otherwise, all references to “$” are to Canadian dollars. In this MD&A, unless the context requires otherwise, references to “Profound”, “the Company”, “we”, “us” or “our” are references to Profound Medical Corp. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” which include all statements other than statements of historical fact contained in this MD&A, such as statements that relate to the Company’s current expectations and views of future events. Often, but not always, forward-looking statements can be identified by the use of words such as “may”, “will”, “expect”, “anticipate”, “predict”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to”, “is/are projected to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding commercializing our approved products (particularly the TULSA-PRO® system following U.S. Food and Drug Administration (“FDA“) clearance) and our ability to generate revenues and achieve profitability;
•	the use of proceeds of the 2019 Offering (as defined herein) and the 2020 Offering (as defined herein);
•	our expectations regarding the safety, efficacy and advantages of our products over our competitors and alternative treatment options;
•	our expectations regarding our products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;
•	our expectations regarding reimbursement for our approved products from third-party payors;
•	our expectations regarding our relationships with Koninklijke Philips N.V. (“Phillips”) and Siemens Healthcare GmBH (“Siemens”), and our ability to achieve compatibility of our systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;
•	our ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;
•	our expectations regarding our pipeline of product development, including expanding the clinical application of our products to cover additional indications;
•	our expectations regarding current and future clinical trials, including the timing and results thereof;
•	our expectations regarding maintenance of the current regulatory approvals we have received, including our compliance with the conditions under such approvals, and the receipt of additional regulatory approvals for our products and future product candidates;
•	our mission and future growth plans;
•	our ability to attract and retain personnel;
•	our expectations regarding our competitive position for each of our products in the jurisdictions where they are approved;
•	the Company’s expectations regarding the impact of COVID-19 on the Corporation’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations;
•	our ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize our approved products; and
•	anticipated trends and challenges in our business and the markets in which we operate.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Profound to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form prepared as of March 3, 2020 for the year ended December 31, 2019 (the “AIF”), available on SEDAR at www.sedar.com and filed as an exhibits to the Company’s annual report on Form 40-F, filed on March 3, 2020 (the “40-F”), available on EDGAR at www.sec.gov, such as:

•	risks related to our limited operating history and history of net losses;
•	risks related to our ability to commercialize our approved products, including realizing the anticipated benefits of our commercial agreement with RadNet Inc. (“RadNet”), expanding our sales and marketing capabilities, increasing our manufacturing and distribution capacity, increasing reimbursement coverage for our approved products and achieving and maintaining market acceptance for our products;
•	risks related to the regulation of our products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;
•	risks related to our successful completion of clinical trials with respect to our products and future product candidates;

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

•	risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve our goals;
•	risks related to competition that may impact market acceptance of our products and limit our growth;
•	risks relating to fluctuating input prices and currency exchange rates;
•	risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;
•	risks related to reliance on third parties, including our collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of our systems with MRI scanners;
•	risks related to intellectual property, including license rights that are key to our business;
•	the extent and impact of COVID-19 and the related response from the Company, government (federal, provincial, municipal and state) and regulatory authorities; and
•	risks related to the loss of key personnel.

Forward-looking statements contained herein are made as of the date of this MD&A and Profound disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, unless required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty in them.

COVID-19

The global economy has significantly changed during the past few months. The spread of COVID-19 virus, declared on March 11, 2020 as a pandemic by the World Health Organization (WHO), has led many governments to adopt exceptional measures to slow the advancement of COVID-19. These events cause significant uncertainties that could damage the Company’s activities. At the current time, it is not possible to reliably estimate the duration and impact of these events may have on the Company’s future financial results because of the uncertainties about future developments. However, thus far, the Company has had no manufacturing, supply chain, or distribution disruptions and has continued to fulfill orders to customers.

BUSINESS OVERVIEW

Profound (NASDAQ: PROF; TSX: PRN) is a commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the image guided ablation of diseased tissue utilizing its platform technologies and leveraging the healthcare system’s existing imaging infrastructure. Profound’s lead product (the “TULSA-PRO® system”) combines real-time MRI, robotically driven transurethral sweeping-action thermal ultrasound with closed-loop temperature feedback control for the ablation of prostate tissue. The product comprises of one time use disposables and durable equipment that are used in conjunction with a customer’s existing MRI scanner.

In August 2019, the TULSA-PRO® system received FDA clearance as a Class II device in the United States of America (“United States” or “US”) for thermal ablation of prescribed prostate tissue, using transurethral ultrasound ablation (“TULSA®”) based on the Company sponsored (“TACT”) whole gland ablation pivotal clinical study. It is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant). The TULSA-PRO® system was approved by Health Canada in November 2019.

Profound’s second product, the Sonalleve® system is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and has also has been approved by the regulatory body in China for non-invasive treatment of uterine fibroids.

Profound’s systems are designed to be used with MRI scanners and are currently compatible with certain MRI scanners manufactured by Philips and Siemens.

Profound initiated the commercial launch of the TULSA-PRO® system in the United States following the receipt of its FDA clearance in Q4-2019, treating the first patient in a non-trial setting in January 2020. To date, Profound has generated majority of its revenues from the limited commercialization of its systems in Europe and Asia. Profound continues to support clinical trials in the United States and abroad to further increase its body of clinical evidence that may be needed particularly for reimbursement and coverage of its technologies by private and government healthcare providers. The company also continues to seek regulatory approvals of its products in additional international jurisdictions.

Profound’s Technology

Profound believes that its TULSA-PRO® system provides customizable, incision-free ablative therapy that combines real-time MRI, thermal ultrasound and closed-loop temperature feedback control to enable radiation-free and incision-free ablation of prostate tissue. Profound believes that the TULSA-PRO® technology offers clinicians and appropriate patients a better alternative to traditional surgical removal of the prostate or radiation therapy, with respect to clinical outcomes, side effects and recovery time.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

TULSA-PRO® and Sonalleve® share the common technological concept of using MRI to enable visualization by the surgeon of desired tissue in real time. Both products also use thermal ultrasound technology to heat and ablate tissue.

As described in greater detail below, TULSA-PRO® ablation is a catheter-based design, which is inserted transurethrally into the prostate to provide a robotically driven sweeping ultrasound for continuous ablation of the surgeon-defined prostate volume and Sonalleve® ultrasound is provided through a disc located outside the patient and designed to focus the ultrasound energy to a specific location inside the patient.

Profound anticipates that, based on the Company’s TACT clinical data and additional studies conducted in the EU, physicians may elect to use TULSA-PRO® to ablate benign or malignant prostate tissue in patients with a variety of prostate diseases. Prostate diseases include prostate cancer and benign prostatic hyperplasia (“BPH”). Prostate cancer is one of the most common types of cancer affecting men. The annual incidence of newly diagnosed cases in 2020 is estimated to reach 191,930[1] in the United States according to the American Cancer Society and in 2018 there were approximately 450,000 newly diagnosed cases of prostate cancer in Europe, according to the International Agency for Research on Cancer[2]. The American Cancer Society further estimates that there are currently 5.8 million men living with prostate cancer in these two geographic regions. Although ten-year survival outcomes for prostate cancer remain favorable, it is still one of most common causes of cancer deaths among men. BPH is a histologic diagnosis that refers to the proliferation of smooth muscle and epithelial cells within the prostatic transition zone. According to the American Urological Association, BPH is nearly ubiquitous in the aging male population with worldwide autopsy proven histological prevalence increases starting at ages 40 to 45 years, reaching 60% at age 60 and 80% at age 80[3].

TULSA-PRO®

The TULSA-PRO® System

The TULSA-PRO® system combines real-time MRI, robotically-driven transurethral sweeping action/thermal ultrasound and closed-loop temperature feedback control. The combination enables the TULSA-PRO® system to provide customizable and predictable radiation-free and incision-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum through water cooling to minimize the impact of ablation on the patient’s natural functions.

The TULSA-PRO® system is comprised of two categories of components: disposables and the durable equipment used in conjunction with a customer’s MRI scanner. Profound has designed the TULSA-PRO® system to be capable of integration with many major MRI scanners currently deployed in hospitals and treatment facilities. That integration allows the TULSA-PRO® system to display high resolution images of the prostate and surrounding anatomy. The integrated MRI is used for treatment planning but, more importantly, to provide real-time measurement of temperature in the prostate as the treatment is occurring to enable the physician to control and monitor tissue ablation. Profound has designed the TULSA-PRO® technology to work optimally with particular MRI scanners sold by Siemens and Philips and the Company intends to increase compatibility of the TULSA-PRO® system with more models from these and other MRI vendors over time.

The ultrasound applicator (the “UA”) is a sterile, single use, disposable component of the TULSA-PRO® system. The UA produces directional ultrasound beams, through a linear array of 10 independent ultrasound transducers, each of which is independently computer controlled using real-time MRI feedback to deliver heat out to the prescribed treatment boundary. The UA is introduced into the patient via the urethra and is precisely placed within the prostate using the system’s robotic positioning, which is controlled by the system’s software together with MRI feedback for guidance. The real time measurement of the temperature from the MRI and the precision of transurethral ultrasound is intended to enable the TULSA-PRO® system to sculpt the ablated tissue volume to the shape of the patient’s prostate, which may assist in avoiding damage to sensitive structures, including the bladder neck, urethral sphincter adjacent nerve bundles and bowels.

Profound believes there are a number of expected clinical advantages of TULSA-PRO® procedure over the existing standard of care. As described below, TULSA-PRO® technology has demonstrated accurate and precise ablation of targeted prostate tissue, while providing a well-tolerated favorable safety profile with relatively minor impact on urinary, erectile and bowel function at 12 months.

1 https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/annual-cancer-facts-and-figures/2020/cancer-facts-and-figures-2020.pdf

2 https://gco.iarc.fr/today/data/factsheets/cancers/27-Prostate-fact-sheet.pdf

3 https://www.auanet.org/guidelines/benign-prostatic-hyperplasia-(bph)-guideline

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

TACT – Pivotal Clinical Trial

Profound received FDA clearance for the TULSA-PRO® system in August 2019 based on the Company’s TACT Pivotal Clinical Trial. The TACT Pivotal Clinical Trial is a prospective, open-label, single-arm pivotal clinical study, of 115 prostate cancer patients across 13 research sites in the United States, Canada and Europe. Profound commenced the TACT Pivotal Clinical Trial in August 2016 and completed patient enrollment in February 2018.

On May 5, 2019, Dr. Scott Eggener, Chief Clinical Investigator of the TACT Pivotal Clinical Trial, presented the 12-month follow-up outcomes during the American Urological Association’s (AUA) 2019 Annual Meeting Plenary Program in Chicago, IL, including the primary efficacy and safety endpoints, as well as key secondary endpoints. In May 2020, the 2-year follow-up outcomes were presented online as part of the AUA 2020 Virtual Experience. The TACT Pivotal Clinical Trial met its primary endpoint of prostate-specific antigen (“PSA”) reduction in 110 of 115 (approximately 96%) patients, with median (interquartile range) PSA reduction of approximately 95% (91-98%) and nadir of 0.34 (0.12-0.56) ng/ml, and with low rates of severe toxicity and residual clinically significant prostate cancer.

The median age of enrolled patients was 65 years and the median PSA level was 6.3 ng/ml. The study focused on a clinically significant prostate cancer population, where 67.0% (77 out of 115) had NCCN (National Comprehensive Cancer Network) intermediate-risk disease, and 62.6% (72 out of 115) had Grade Group 2 (GG2) or Gleason Score 7 (GS7) disease. Of the 43 patients with Grade Group 1 (GG1) or Gleason Score 6 (GS6) disease, 60.5% (26 out of 43) had high-volume disease (≥ 3 cores positive, or ≥ 50% cancer core length). Treatment intent was whole-gland ablation with sparing of the urethra and urinary sphincter. Median targeted prostate volume was 40 cc with treatment delivery time of 51 minutes. A median of 97.6% of the prescribed target volume was heated to ablative temperatures with spatial ablation precision of ±1.4 mm measured on MRI thermometry during treatment.

The primary efficacy endpoint of TACT was the proportion of patients achieving a post-treatment PSA reduction ≥ 75% of their pre-treatment baseline value. The FDA-approved protocol’s pre-established performance goal for the success proportion was 50% of patients. The median PSA reduction was stable from 0.53 ng/ml at one year, to 0.63 ng/ml at two years.

Secondary efficacy endpoints include prostate volume reduction at 12-month MRI and histological response on 12-month 10-core prostate biopsy. The median perfused prostate volume of patients in TACT decreased 91% from 37 cc to 3 cc, based on assessment from a central radiology core lab. Of the 115 patients enrolled in the study, only 4 (3.5%) did not undergo follow-up biopsy, in all cases due to patient refusal. Among 68 men with pre-treatment intermediate-risk GG2 disease, 54 (79.4%) were free of GG2 disease on one-year biopsy. Among 94 men with pre-treatment GG2 or high-volume GG1 disease, 72 (76.6%) were free of GG2 or high-volume GG1 disease on follow-up biopsy. Of the 111 men with one-year biopsy data, 72 (64.9%) had a complete histological response with no evidence of any cancer, and 16 (14.4%) had low-volume GG1 disease which has virtually no potential for metastases or cancer-related mortality. The 20.6% rate of residual clinically significant prostate cancer in an intermediate-risk patient population was similar or better than that reported in prospective studies of modern external beam radiation therapy and other ablation technologies. In addition, the TACT patients remain amenable to re-treatment with TULSA-PRO® or standard of care therapies.

Eight men (7%) underwent post-TULSA salvage treatment by 2 years, which is comparable to rates of additional intervention after standard prostate cancer treatments for prostate cancer.

The primary safety endpoint of TACT was the frequency and severity of adverse events graded according to the Common Terminology Criteria for Adverse Events. The rate and nature of attributable adverse events were similar to the favorable safety profile reported in the Phase I Safety & Feasibility Study of TULSA-PRO® (as described below). In the TACT Pivotal Clinical Trial, attributable serious adverse events occurred in 7.0% of patients, including 4.3% genitourinary infection, 0.9% urinary retention, 0.9% urinoma, 0.9% ileus (related to urinary catheter), 0.9% deep vein thrombosis, and 0.9% urethral stricture, and in all cases the adverse events resolved before one year. Similarly, 7.8% of patients experienced an attributable severe (Grade 3) adverse event, all resolved before one year. There were no attributable Grade ≥ 4 adverse events, no intraoperative complications, no rectal injury and no rectal fistula.

Additional secondary endpoints of TACT focus on functional side effects commonly associated with current prostate cancer therapies, such as erectile dysfunction and urinary incontinence. At 12 months, 23.5% of patients had moderate erectile dysfunction (surgeon assessed Grade 2 adverse event, intervention such as medication indicated), with only one new event onset at 2 years, and no patients experienced severe erectile dysfunction (Grade 3, intervention such as medication not helpful). Erectile function was also evaluated using the IIEF Patient-Reported Questionnaire. The median change in IIEF-5 was a decrease in 3 points, less than the minimal clinically important difference in erectile function. At 2 years, 83% of potent men maintained or returned to erections sufficient for penetration (IIEF question 2 ≥ 2), which continued to recover from 75% at one year. With respect to urinary function, 2.6% of patients had moderate urinary incontinence (surgeon assessed Grade 2 adverse event, pads indicated) at 12 months, with no new event onset at 2 years. Urinary function was also evaluated using the EPIC Patient-Reported Questionnaire. At 12 months, there was 99.1% (111 out of 112) preservation of urinary continence (≤1 pad/day) which remained stable at 2 years. The rate of leak-free continence (leak < 1 time/day) was 99% at 2 years which continued to recover from 96.2% at 12 months.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

Multivariate predictors of GG2 disease at one-year biopsy included presence of intraprostatic calcifications at screening, MRI thermal coverage of target volume, and PIRADS ≥ 3 lesion at one-year post-treatment MRI (p < 0.05).

Based on the 12-month outcomes of the TACT Pivotal Clinical Trial, Profound submitted the application to the FDA in May 2019 for clearance to market the TULSA-PRO® system in the United States, and on August 15, 2019, Profound received 510(k) clearance for commercial sales of TULSA-PRO® as a Class II device in the United States for thermal ablation of prescribed prostate tissue, benign and malignant, using transurethral ultrasound ablation.

Phase I Safety and Feasibility Study

In March 2014, Profound completed enrollment and treatment of 30 patients in the Phase I TULSA multi-jurisdictional safety and feasibility study. The procedure was delivered using our TULSA-PRO® system, with the objective of determining its clinical safety and feasibility for prostate ablation in the primary treatment setting of patients with localized prostate cancer.

In October 2015, the results of the Company’s safety and feasibility study were accepted for publication in European Urology, the official journal of the European Association of Urology. Profound presented the successful 12-month Phase I clinical trial outcomes at the European Symposium on Focused Ultrasound Therapy. Upon completion of the study, the clinical data was also submitted to European regulatory authorities for regulatory clearance in Europe. Based on our Phase I clinical trial results, in April 2016, Profound received a CE Certificate of Conformity for the TULSA-PRO® system from our notified body in the EU, and in the fourth quarter of 2016, Profound initiated a pilot commercial launch of TULSA-PRO® in key European markets where the CE mark is accepted.

Sonalleve®

Profound’s Sonalleve® system combines real-time MRI and thermometry with focused ultrasound delivered from the outside of the patient to enable precise and incision-free ablation of diseased tissue. Profound acquired the Sonalleve® technology from Philips in 2017.

The Sonalleve® system is CE marked in the EU for the treatment of uterine fibroids and palliative pain treatment of bone metastases. The uterine fibroids application is also available for sale in Canada. In 2018, the Sonalleve® system was also approved in China by the National Medical Products Administration for the non-invasive treatment of uterine fibroids. Philips Oy registered Sonalleve in several Middle East, North African, and South Asian countries.

Profound is also in the process of assessing current clinical research network activities and the investigator lead studies in the United States to form regulatory strategies for several potential indications. Moreover, Profound is in the early stages of exploring additional potential indications for which the Sonalleve® technology has been shown in pre-clinical studies to have the potential for clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Overview of Uterine Fibroids

Uterine fibroids are the most common non-cancerous tumors in women of childbearing age. Based on data from the Agency for Healthcare Research and Quality, Profound estimates that uterine fibroids occur in 70-80% of the female population[4], but only approximately one third of these cases will require treatment. In addition, based on data from the Agency for Healthcare Research and Quality, Profound estimates that in the United States, 26 million women between the ages of 15 and 50 have uterine fibroids, and more than 15 million of them will experience associated symptoms or health concerns during their lifetimes. Uterine fibroids cause a variety of symptoms that can significantly reduce the quality of life for a woman, which can include bleeding, pain, pressure and reproductive challenges including infertility, multiple miscarriages, and premature labor. Treatment options differ in fundamental aspects such as cost, invasiveness, recovery time, risks, likelihood of long-term resolution of symptoms, need for future care for fibroids, and influence on future childbearing potential.

Sonalleve® System

The procedure using the Sonalleve® system consists of imaging the uterus in an MRI scanner and heating the fibroid or adenomyosis with high-intensity focused ultrasound energy until the tissue reaches the temperature that causes necrosis. The MRI scanner monitors the progress of the treatment. For the patient, the technique can be much more convenient and comfortable than traditional surgical procedures, such as hysterectomy or myomectomy. These require hospital admission on an in-patient basis and sometimes weeks of recovery. In contrast, with Sonalleve® fibroid therapy, patients can be treated on an outpatient basis without the need for anesthesia, discharged the same day and almost fully recovered within a few days.

4 https://effectivehealthcare.ahrq.gov/sites/default/files/evidence-summary-cer-195-uterine-fibroids-final_0.pdf

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

The Sonalleve® bone pain relief application is indicated for palliative treatments to relieve pain associated with bone metastasis. In the later stages of their disease, many cancer patients develop bone metastases. Bone changes and malformations irritate nerve endings, which can cause severe and debilitating pain and become unbearable for many patients. Conventional treatment with strong medication or radiation therapy can result in unpleasant side effects. Sonalleve® provides an alternative option to alleviate this pain. Pain relief can be expected in as quickly as 2-3 days as compared to radiation therapy which could take up to three weeks.

The ultrasound energy utilized in the Sonalleve® system is MR High Intensity Focused Ultrasound (“MR-HIFU”). MR-HIFU therapy uses a focused transducer to bundle ultrasound energy into a small volume at the target locations inside the body under MRI and visualization. During treatment, the ultrasound energy beam passes through the intact skin and soft tissue, causing localized high temperatures in the focus area. The skin and intermediate tissue are left unharmed. Within a few seconds this produces a well-defined region of coagulative necrosis.

The Sonalleve® system is designed to be integrated with Philips MRI scanners and Profound intends to expand this compatibility to additional MRI scanner brands in the future. MRI can measure temperature changes within the human body non-invasively. 3D MR images provide the anatomical reference data for treatment planning, while real-time temperature sensitive images are acquired during ablation to provide real-time information about treatment progress and monitor critical anatomical structures.

Business Update and Sales Strategy

COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

Further, from an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO® technology, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new TULSA-PRO® user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new TULSA-PRO® user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Common Shares of the Company, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

During the second quarter, the Company experienced the following key impacts related to COVID-19:

•	a reduction in travel expenditures of 62%
•	a reduction in marketing expenditures of 45%, and
•	customer payments substantially in-line with historical trends

While the financial impacts from COVID-19 in the second quarter were not material, the situation remains uncertain in terms of its magnitude, outcome and duration, as well as further social distancing restrictions. Despite the challenging and uncertain economic environment created by the ongoing impact of the COVID-19 pandemic, our business delivered solid results while demonstrating its resiliency.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

Through the implementation of our detailed business continuity plan, we transitioned a significant portion of the Company’s employee base to work from home. Throughout these challenging circumstances, the Company has continued to serve its customers, quickly adapting to the current environment.

On January 10, 2020, Profound announced the signing of its first-ever US multi-site imaging center agreement for TULSA-PRO® with RadNet, Inc., an owner and operator of outpatient imaging centers, pursuant to which Profound will install TULSA-PRO® systems at three RadNet imaging centers in the greater Los Angeles. The installation of these systems and initiation of patient treatments at these sites have been delayed as a result of the COVID-19 pandemic. Other non-Radnet site initiations have occurred in the first quarter of 2020 and patient treatments initiations have occurred.

To date, Profound has primarily generated revenues from its limited commercialization of the TULSA-PRO®, including disposables and related services, in the EU (principally in Germany) and Asia. For the period ended June 30, 2020, approximately 56%, 14% and 30% of revenues were generated in the EU, United States and Asia, respectively, compared to approximately 38%, nil and 62% of revenues which were generated in the EU, United States and Asia, respectively for the period ended June 30, 2019. Revenue on a quarter over quarter basis is expected to fluctuate given the Company maintaining a limited European commercial effort and remains primarily focused on the U.S. market.

Historically treatment of conditions such as localized prostate disease and uterine fibroids have included surgical intervention. Over time, surgery has evolved from an ‘open’ technique, to laparoscopic, to robotic surgery. The motivation of surgeons behind this evolution has been to perform procedures that reduce invasiveness, improve clinical outcomes and reduce recovery times. Profound is now taking this concept to the next level by enabling customizable, incision-free therapies for the MRI-guided ablation of diseased tissue with the TULSA-PRO® and Sonalleve® systems. These incision-free and radiation-free procedures offer surgeons the option of providing predictable and customizable procedures that eliminate invasiveness, offer the potential to improve clinical outcomes and further reduce hospital stays and patient recovery times.

For the TULSA-PRO® system, Profound generates revenue from the sale of the durable equipment and/or procedure-related fees for the use of the system, disposables, clinical support and service maintenance. The key customer segments for TULSA-PRO® that Profound is targeting include academic/university/clinical leadership hospitals as well as private clinics with access to MRI scanners.

Profound is establishing its own direct sales and marketing teams for sales of TULSA-PRO® systems and the disposable components related thereto, as well as for Sonalleve® systems in the jurisdictions where it is approved. The primary focus of Profound’s direct sales team is to cultivate adoption of the TULSA-PRO® technology, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and disposable components. Profound expects to generate recurring revenues from the use of the system, disposables, clinical support and service maintenance.

Profound also collaborates with its strategic partners Philips and Siemens for lead generation and distribution of durable equipment, which are currently available through the Philips and Siemens sales catalogs.

The Company replaced the original co-marketing and co-selling agreement with Siemens with a new agreement (“New Siemens Agreement”) effective January 21, 2019. Under the New Siemens Agreement, all prior financial commitments and obligations owed to Siemens were released and replaced with a one-time fixed license fee and per annum payments calculated based on annual volume of Profound’s systems that are interfaced to a Siemens MRI scanner. The initial term of the New Siemens Agreement is five years and will be automatically extended for successive one-year terms thereafter unless terminated earlier. The Company also obtained a non-exclusive license to Siemens Access I interface software and reasonable support for the term of the New Siemens Agreement.

Currently Sonalleve® sales are primarily a one-time capital sale with limited recurring service revenue. Given Sonalleve® is currently only compatible with Philips MRI scanners, Profound relies primarily on its strategic partnership with Philips for lead generation and sale of the capital units, which are available through the Philips sales catalog. With regulatory approval for the sale of Sonalleve® only in the EU and China, Profound’s current commercial focus for Sonalleve® is limited to those jurisdictions.

Sonalleve® Transaction

On July 31, 2017, Profound entered into an asset and share purchase agreement with Philips (the “Philips Share Purchase Agreement”) in order to expand the existing collaboration and acquire the Sonalleve® technology, which we use in our Sonalleve® system (the “Sonalleve Transaction”).

Under the terms of the Philips Share Purchase Agreement, Profound acquired the Sonalleve® assets from Philips for upfront consideration of 7,400,000 common shares (“Common Shares”) in the capital of Profound. Pursuant to the terms of the Philips Share Purchase Agreement, the earn-out provisions include a requirement that Profound pay additional consideration of: (i) 5% of Net Sales occurring after July 31, 2017 for the calendar year 2017; (ii) 6% of Net Sales occurring in the calendar year 2018; and (iii) 7% of Net Sales occurring in calendar years 2019 and 2020. To the extent that the cumulative Net Sales for the full calendar years 2017 through 2020 exceeds €45,300,000, Profound will be required to pay an additional earn-out equal to 7% of Net Sales for the period beginning after July 31, 2017 through December 31, 2019. For the six month period ended June 30, 2020, Profound paid $191,925 as part of the earn-out provision for a total of €296,379 ($528,289) since the beginning of the earn-out period.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

“Net Sales” include the revenues (less any royalties) received by Profound or its affiliates or others on their behalf in respect of the sale or transfer of Sonalleve®, any subsequent, successor or next-generation product of which the treatment technology is primarily based on Sonalleve® and which utilizes intellectual property rights acquired under the Philips Share Purchase Agreement or any future product that combines the technologies of Sonalleve® and TULSA-PRO® and any amounts received by Profound with respect to service agreements, but does not include any revenue with respect to disposables.

As part of the Sonalleve® Transaction, Philips and Profound expanded their non-exclusive strategic sales relationship for Profound’s TULSA-PRO® system to include distribution of Sonalleve®.

Competition

TULSA-PRO®

The TULSA-PRO® system is intended to ablate benign and malignant prostate tissue, however there are other treatment options for prostate disease. There are currently no marketed devices indicated for the treatment of prostate diseases or prostate cancer and our FDA indication and CE mark in the EU also do not include treatment of any particular disease or condition. However, there are a number of devices indicated for the destruction or removal of prostate tissue and devices indicated for use in performing surgical procedures that physicians and surgeons currently utilize when treating patients with prostate disease, including prostate cancer. Approaches that physicians and surgeons currently use to address prostate disease include: (1) watchful waiting/active surveillance; (2) simple prostectomy; (3) radical prostatectomy (includes open, laparoscopic and robotic procedures); (4) radiation therapies including, external beam radiation therapy, brachytherapy and high dose radiation; (5) cryoablation; and (6) trans-rectal high intensity focused ultrasound (“HIFU”). In addition, certain adjunct or less common procedures are used or are under development to address prostate disease, such as androgen deprivation therapy and proton beam therapy.

Each of the foregoing competing options have their own limitations and benefits and may only be appropriate for limited patient populations. For example, active surveillance is generally recommended for patients who have been diagnosed with earlier stage, lower risk, disease where the possibility of side effects from intervention may outweigh the expected benefit of the chosen procedure. For clinicians and patients, the gap between active surveillance and the most commonly utilized options of surgery or radiation therapy impose the possibility of substantial side effects, creating a need for a less invasive methodology to remove diseased prostate tissue that is both radiation- and incision-free and provides a more favorable side-effect profile.

Profound believes that the flexibility of the TULSA-PRO® system may allow the Company to demonstrate its use as a tool for ablating benign and malignant diseased prostate tissue with greater speed and precision than current options while minimizing potential side effects. Profound believes that the TULSA-PRO® system may overcome certain limitations of other devices and methodologies for removing or addressing diseased prostate tissue including HIFU, such as complications associated with trans-rectal delivery and limitations relating to prostate size. Profound believes that a transurethral (inside out) ablation approach with millimeter accuracy has advantages over HIFU in ablating the whole gland safely.

Sonalleve®

The treatment choices for uterine fibroids usually depend on the symptoms of the patient, size of the fibroid, desire for future pregnancy and preference of the treating gynecologist. The most common treatment options for uterine fibroids include: (1) hormonal medications including gonadotrophin releasing hormone agonists; (2) progesterone releasing intra-uterine devices; (3) surgical procedures such as hysterectomy and myomectomy; and (4) uterine artery embolization.

Profound believes that the Sonalleve® system may provide a treatment option that is more convenient and comfortable with fewer side effects than hormonal medications or surgical procedures, such as hysterectomy or myomectomy.

Reimbursement

Profound’s ability to successfully commercialize the Company’s products depends in large part on the extent to which coverage and reimbursement for such products and related treatments or procedures will be available from government health administration authorities, government and private health insurers, and other organizations or third-party payors. Pricing and reimbursement procedures and decisions vary from country to country. Many government health authorities and private payors condition payment on the cost-effectiveness of the product. Even if a device is FDA indicated or CE marked or has received other regulatory clearance or approval, there is no guarantee that third-party payors will reimburse providers or patients for the cost of the device and related procedures or that the amount of such reimbursement will be adequate to cover the cost of the device. The availability of adequate coverage and reimbursement to hospitals and clinicians using our products therefore is important to our ability to generate revenue and Profound plans to pursue reimbursement for the Company’s products in the key markets where the Company has regulatory approvals. Successful commercialization of the Company’s approved products will also depend on the cost of the system and the availability of coverage and adequate reimbursement from third-party payors.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

Although Profound expects there to be an out-of-pocket market for the Company’s approved products, an out-of-pocket market alone is unlikely to be sufficient to support large scale commercialization of the Company’s products. To date, the Company’s products do not have significant coverage or reimbursement from government or third-party payors in the jurisdictions where they are approved.

HIGHLIGHTS

▪	On May 20, 2020, Profound disclosed the annual meeting of shareholders voting results.
▪	On April 3, 2020, Profound launched a TULSA procedure website, www.tulsaprocedure.com, as a resource for patients with prostate disease.

SELECTED FINANCIAL INFORMATION

The following selected financial information as at and for the six month periods ended June 30, 2020 and 2019, has been derived from the unaudited interim condensed consolidated financial statements and should be read in conjunction with those unaudited interim condensed consolidated financial statements and related notes.

	For the six month periods ended June 30,
	2020	2019
	$	$
Revenue	2,981,441	2,049,897
Operating expenses	13,181,215	9,590,061
Net finance (income)/costs	(1,372,087)	399,234
Net loss for the period	10,955,222	8,770,820
Basic and diluted loss per share	0.71	0.81

Total assets	76,801,116	37,862,711
Total non-current liabilities	2,456,623	11,977,507

The Company reported total assets of $76,801,116 as at June 30, 2020 as compared to $37,862,711 as at June 30, 2019. The increase in 2020 was a result of the 2020 Offering and the exercise of options and warrants. On January 27, 2020, Profound closed the 2020 Offering at a price of US$11.65 per Common Share, pursuant to which the underwriters elected to exercise the over-allotment option in full, resulting in an aggregate of 3,392,500 Common Shares being issued for aggregate net proceeds of $47,946,651. These cash inflows were partially offset by the full repayment of the principal and interest on the CIBC Loan.

The decrease in non-current liabilities as at June 30, 2020 compared to the period ended June 30, 2019 was a direct result of the repayment of the CIBC Loan.

The significant decrease in net financing income (costs) as at June 30, 2020 compared to the period ended June 30, 2019 was the impact of the change in the foreign exchange rates for the US dollar and the Euro. The value of both currencies appreciated in the current period, resulting in a gain primarily related to the Company’s foreign cash holdings.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

RESULTS OF OPERATIONS

	Three months ended June 30				Six months ended June 30
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%

Revenue	1,421,223	574,109	847,114	148%	2,981,441	2,049,897	931,544	45%
Cost of sales	845,392	244,066	601,326	246%	1,811,000	777,422	1,033,578	133%
Gross profit	575,831	330,043	245,788	74%	1,170,441	1,272,475	(102,034)	-8%

Expenses/(recovery)
Research and development	2,383,867	3,186,355	(802,488)	-25%	5,223,084	5,864,101	(641,017)	-11%
General and administrative	2,275,087	1,586,323	688,764	43%	5,328,314	3,100,436	2,227,878	72%
Selling and distribution	1,375,488	1,154,869	220,619	19%	2,629,817	625,524	2,004,293	320%
Total operating expenses	6,034,442	5,927,547	106,895	2%	13,181,215	9,590,061	3,591,154	37%

Net finance (income)/costs	1,696,118	226,430	1,469,688	649%	(1,372,087)	399,234	(1,771,321)	-444%

Loss before income taxes	7,154,729	5,823,934	1,330,795	23%	10,638,687	8,716,820	1,921,867	22%

Income taxes	192,800	20,200	172,600	854%	316,535	54,000	262,535	486%

Net loss attributed to shareholders for the period	7,347,529	5,844,134	1,503,395	26%	10,955,222	8,770,820	2,184,402	25%

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	(25,728)	(11,843)	(13,885)	117%	159,389	(58,232)	217,621	-374%
Net loss and comprehensive loss for the period	7,321,801	5,832,291	1,489,600	26%	11,114,611	8,712,588	2,402,023	28%

Loss per share
Basic and diluted net loss per common share	0.46	0.54	(0.08)	-15%	0.71	0.81	(0.10)	-12%

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

Revenue

In respect of the TULSA-PRO® system, the Company generates revenue from the sale of the durable equipment and/or procedure-related fees for the use of the system, disposables, clinical support and service maintenance of the multi-use system components.

Sales of Sonalleve® systems are primarily a one-time capital sale with limited recurring service revenue. For the historical financial periods presented herein, Profound has generated revenues primarily from sales of systems and disposables through its partnerships with Siemens and Philips in the EU and Asia. As the Company expands its commercialization efforts, it anticipates generating revenues through in-house sales and marketing efforts, as well as from collaborative partnerships. In August 2019, the Company received FDA clearance for the TULSA-PRO® system in the United States, and accordingly the Company anticipates generating future revenues in that market.

For the three months ended June 30, 2020, the Company recorded revenue of $1,421,223 with $1,131,801 from the sale of product, $97,868 from pay per procedure and $191,554 attributable to service revenue and particularly installation, training and support with respect to the multi-use system components. For the three months ended June 30, 2019, the Company recorded revenue of $574,109 with $465,840 from the sale of product and $108,269 attributable to service revenue and particularly installation and training services related to the commercial sales of the systems and disposables. The Company primarily sold the systems and disposables through its partnerships with Siemens and Philips. The increase in revenue for the three months ended June 30, 2020, was primarily the result of the Company’s new pay per procedure revenue stream and increased disposable sales.

For the six months ended June 30, 2020, the Company recorded revenue of $2,981,441 with $2,489,340 from the sale of product, $138,953 from pay per procedure and $353,148 attributable to service revenue and particularly installation, training and support with respect to the multi-use system components. For the six months ended June 30, 2019, the Company recorded revenue of $2,049,897 with $1,813,621 from the sale of product and $236,276 attributable to service revenue and particularly installation and training services related to the commercial sales of the systems and disposables. The Company primarily sold the systems and disposables through its partnerships with Siemens and Philips. The increase in revenue for the six months ended June 30, 2020, was primarily the result of the Company’s new pay per procedure revenue stream and increased disposable sales.

Revenue on a quarter over quarter basis is expected to fluctuate in the near term given the Company is maintaining a limited European commercial effort and remains focused primarily on the U.S. market. The economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new TULSA-PRO® user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new TULSA-PRO® user sites. It is currently too soon to gauge the magnitude of the impact expected from the virus’ outbreak on our future sales.

Cost of sales

Cost of sales includes the cost of finished goods, inventory provisions, warranty, freight, direct overhead expenses and depreciation of medical devices that have been leased to customers.

For the three months ended June 30, 2020, the Company recorded a cost of sales of $845,392, which was related to the commercial sale of systems and disposables and reflects a 41% gross margin. For the three months ended June 30, 2019, the Company recorded a cost of sales of $244,066, which was related to the commercial sale of systems and disposables and reflects a 58% gross margin. The gross margin was lower in Q2 2020 due to a difference in the revenue product mix.

For the six months ended June 30, 2020, the Company recorded a cost of sales of $1,811,000, which was related to the commercial sale of systems and disposables and reflects a 39% gross margin. For the six months ended June 30, 2019, the Company recorded a cost of sales of $777,422, which was related to the commercial sale of systems and disposables and reflects a 62% gross margin. The gross margin was lower in 2020 due to a difference in the revenue product mix.

Operating Expenses

Operating expenses consist of three components: research and development (“R&D”), general and administrative (“G&A”) and selling and distribution expenses. Historically, R&D expenses have exceeded selling and distribution expenses; however, in the future Profound expects selling and distribution expenses to increase as the Company commercializes the TULSA-PRO® system in the United States.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

R&D Expenses

R&D expenses are comprised of costs incurred in performing R&D activities, including new product development, continuous product improvement, investment in clinical trials and related clinical manufacturing costs, materials and supplies, salaries and benefits, contract research costs, patent procurement costs, and occupancy costs related to R&D activity.

For the three months ended June 30, 2020, R&D expenses were lower by $802,488 compared to the three months ended June 30, 2019. Clinical trial costs, materials, travel, salaries and benefits and software expenses decreased by $330,260, $517,520, $77,408, $167,227, and $26,646, respectively. These decreases were due to decreased spending on materials and R&D projects due to the impact of COVID-19 as hospitals and testing facilities were not accessible, reimbursement of costs from government funded projects, lower travel costs due to COVID-19 restrictions, decreased R&D personnel, Canada Emergency Wage Subsidy (CEWS) and lower software and hardware costs. Offsetting these amounts were increases in consulting fees and share based compensation of $181,807, and $153,453, respectively. These increases were due to increased spending for reimbursement, market research and options awarded to employees.

For the six months ended June 30, 2020, R&D expenses were lower by $641,017 compared to the six months ended June 30, 2019. Clinical trial costs, materials, travel, rent, salaries and benefits, software expenses and other expenses decreased by $341,512, $344,113, $52,733, $19,007, $323,962, $36,877, and $65,593, respectively. These decreases were due to decreased spending on materials and R&D projects due to the impact of COVID-19 as hospitals and testing facilities were not accessible, reimbursement of costs from government funded projects, lower travel costs due to COVID-19 restrictions, decreased R&D personnel, CEWS and lower software, hardware and other costs. Offsetting these amounts were increases in consulting fees and share based compensation of $271,422, and $273,830, respectively. These increases were due to increased spending for reimbursement, market research and options awarded to employees.

G&A expenses

G&A expenses are comprised of management costs, including salaries and benefits, various management and administrative support functions, insurance and other operating and occupancy costs related to G&A activity.

G&A expenses for the three months ended June 30, 2020 increased by $688,764 compared to the three months ended June 30, 2019. Consulting fees, share based compensation, insurance and software expenses increased by $59,737, $242,009, $397,181, and $177,670, respectively, due to increased costs associated with being Nasdaq listed, options awarded to employees, increased insurance costs associated with being Nasdaq listed and increased software costs for cybersecurity. Offsetting these amounts were decreases to salaries and benefits of $97,607 and travel of $59,146 which were due to lower personnel costs, CEWS and COVID-19 travel restrictions. Depreciation expenses decreased by $23,173 due to certain assets being fully depreciated.

G&A expenses for the six months ended June 30, 2020 increased by $2,227,878 compared to the six months ended June 30, 2019. Salaries and benefits, consulting fees, share based compensation, insurance, software and other expenses increased by $493,953, $289,796, $455,965, $806,698, $237,634 and $61,454, respectively, due to salary increases and bonuses awarded to management, increased costs associated with being Nasdaq listed, options vested and granted during the period, increased insurance costs associated with being Nasdaq listed, increased software costs for cybersecurity and overall increase in general costs. Depreciation expenses decreased by $43,954 due to certain assets being fully depreciated and travel expenses were lower by $73,170 due to COVID-19 travel restrictions.

Selling and distribution expenses

Selling and distribution expenses are comprised of business development costs related to the market development activities and commercialization of the Company’s systems, including salaries and benefits, marketing support functions, occupancy costs related to marketing activity and other miscellaneous marketing costs.

Selling and distribution expenses for the three months ended June 30, 2020 were higher by $220,619 compared to the three months ended June 30, 2019. Salaries and benefits and share based compensation increased by $446,210 and $89,611, respectively, due to increased salesforce hired in the US and options awarded to employees. Offsetting these amounts were a decrease to consulting fees, marketing expenses, travel and other expenses of $34,570, $27,857, $66,103 and $53,043, respectively. The decrease was a directly result of COVID-19 which forced the cancellation of tradeshows and conferences, reducing the amount of travel and general marketing expenses such as printing and conference materials. Revenue share obligation expenses decreased by $133,630 due to the one time payment associated with replacement of the original Siemens agreement with the New Siemens Agreement in 2019.

Selling and distribution expenses for the six months ended June 30, 2020 increased by $2,004,293 compared to the six months ended June 30, 2019. Salaries and benefits and share based compensation increased by $665,470 and $289,705, respectively, due to increased salesforce hired in the US and options awarded to employees. Revenue share obligation expenses increased by $1,062,288 due to the replacement of the original Siemens agreement with the New Siemens Agreement in 2019.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

Net finance costs

Net finance costs are primarily comprised of the following: (i) the change in fair value of the contingent consideration payable to Philips; (ii) the CIBC Loan accreting to the principal amount repayable and its related interest expense; (iii) the change in the fair value of the derivative liability warrants; (iv) the lease liability interest expense; (v) foreign exchange gain or losses; and (vi) interest income. The Company repaid the CIBC Loan on February 4, 2020.

Net finance costs for the three months ended June 30, 2020 were higher by $1,469,688 compared to the three months ended June 30, 2019. During the three months ended June 30, 2020, the Company recognized $1,676,893 of foreign exchange loss primarily related to cash held in foreign currencies, a $3,044 gain on the change in fair value to the contingent consideration and a $265,113 loss on the change in fair value of the derivative liability warrants. The Company recognized interest income of $274,395 and lease liability interest expense of $31,551.

Net finance costs for the six months ended June 30, 2020 were lower by $1,771,321 compared to the six months ended June 30, 2019. During the six months ended June 30, 2020, the Company recognized $1,994,329 of foreign exchange gain primarily related to cash held in foreign currencies, a $11,580 loss on the change in fair value to the contingent consideration and a $232,466 loss on the change in fair value of the derivative liability warrants. The Company recognized CIBC Loan interest expense of $633,608, interest income of $318,670 and lease liability interest expense of $63,258.

Net loss

Net loss for the three months ended June 30, 2020 was $7,347,529 or $0.46 per Common Share, compared to a net loss of $5,844,134 or $0.54 per Common Share for the three months ended June 30, 2019. The increase in net loss was primarily attributed to an increase in G&A expenses of $688,764, an increase in selling and distribution expenses of $220,619 and an increase in net financing costs of $1,469,688. This was offset by a decrease in R&D expense of $802,488 and an increase in gross profits of $245,788.

Net loss for the six months ended June 30, 2020 was $10,955,222 or $0.71 per Common Share, compared to a net loss of $8,770,820 or $0.81 per Common Share for the six months ended June 30, 2019. The increase in net loss was primarily attributed to an increase in G&A expenses of $2,227,878, an increase in selling and distribution expenses of $2,004,293 and a decrease in gross profits of $102,034. This was offset by a decrease in increase in R&D expenses of $641,017 and in net finance costs of $1,771,321.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The summary financial information provided below is derived from the Company’s interim financial statements for each of the last eight quarters that are prepared under IFRS in Canadian dollars.

	2020		2019				2018
	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $

Revenue	1,421,223	1,560,218	2,795,450	682,224	574,109	1,475,788	1,708,936	303,664
Cost of sales	845,392	965,608	1,189,382	395,001	244,066	533,356	1,180,481	240,686
Gross profit	575,831	594,610	1,606,068	287,223	330,043	942,432	528,455	62,978

Operating expenses	6,034,442	7,146,773	6,991,357	6,352,445	5,927,547	3,662,514	5,309,931	5,238,977
Net finance costs	1,696,118	(3,068,205)	(333,937)	164,982	226,430	172,804	(60,151)	(73,733)
Loss before income taxes	7,154,729	3,483,958	5,051,352	6,230,204	5,823,934	2,892,886	4,721,325	5,102,266

Income taxes	192,800	123,735	100,174	39,700	20,200	33,800	137,484	32,700

Net loss for the period	7,347,529	3,607,693	5,151,526	6,269,904	5,844,134	2,926,686	4,858,809	5,134,966

Loss per common share
Basic and diluted	0.46	0.25	0.43	0.57	0.54	0.27	0.45	0.48

The third quarter of 2018 net finance costs were lower due to a gain on the change in fair value of contingent consideration and share warrants being recognized.

The fourth quarter of 2018 was impacted by increased commercial sales of systems, resulting in increased revenues. Net finance costs were lower due to a gain on the change in fair value of contingent consideration and share warrants.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

The first quarter of 2019 operating expenses were significantly lower due to the revenue share obligation recovery whereby all prior financial commitments and obligations owed to Siemens were released as part of the New Siemens Agreement.

The second quarter of 2019 operating expenses were higher due to the U.S. regulatory initiatives associated with the 510(k) submission and increased workforce. Additional consultants were hired to aid in the sales and marketing of the product in various countries as well as assist with the regulatory project.

The third quarter of 2019 operating expenses and net loss for the period were higher due to the greater focus on R&D initiatives for 1.5 Tesla magnet and lowering production costs.

The fourth quarter of 2019 operating expenses were higher due to the increased costs of running a Nasdaq listed company. Net loss for the period was lower due to higher sales in the quarter and lower net finance costs.

The first quarter of 2020 was impacted by the increase in the US dollar and Euro foreign currency rate, triggering a $3,671,222 unrealized foreign exchange gain. Net loss for the period was lower due to these gains.

The second quarter of 2020 experienced a partial reversal of the Q1 2020 foreign exchange gains resulting in higher net finance costs. Net loss for the period was higher due to these losses.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2020, the Company had cash of $55,964,086 compared to $19,222,195 at December 31, 2019.

Subsequent to period end, on July 21, 2020, the Company closed an underwritten offering of common shares of the Company at a price of US$14.50 per common share, resulting in the issuance of 3,172,414 common shares for gross proceeds of US$46,000,003

Use of Proceeds

2020 Offering

On January 27, 2020, Profound closed a public offering of 3,392,500 Common Shares for aggregate net proceeds of $47,946,651. The Company used net proceeds from the Offering to fund the commercial launch of the TULSA-PRO® system in the United States, the continued commercialization of the TULSA-PRO® system and the SONALLEVE® system globally and for working capital and general corporate purposes.

2019 Offering

The Company received net proceeds of $10,476,277 from the 2019 Offering of units with each unit comprised of one Common Share and one-half of one warrant of the Company. The following table compares the intended use of net proceeds with the actual expenditures as at March 31, 2020, by which time the proceeds from the 2019 Offering were partially expended.

	Estimated per 2019 Offering	Total spending as at June 30, 2020
To support certain costs and expenses for reimbursement clinical trial support and the ongoing TACT Pivotal Clinical Trial follow up and finalization
Patient follow up costs (based on an agreed amount for each patient with the participating hospitals)	$2,300,000 to $3,000,000	$441,000
Increased personnel requirements and employee travel expenses related to support of the clinical procedures for patients	$700,000 to $1,400,000	$2,005,700
Ongoing expansion of infrastructure to execute on global sales and marketing plans with respect to the TULSA-PRO® system and Sonalleve® MR-HIFU system
TULSA-PRO® sales and marketing activities	$2,000,000 to $2,750,000	$1,596,000
Sonalleve® MR-HIFU sales and marketing activities	$500,000 to $750,000	$916,000
To support ongoing research and development and continue to invest in additional research and development and acquisitions in order to expand the applications for current and future platforms	$1,400,000 to $1,700,000	$1,751,000
For general corporate purposes
Material and inventory purchases	$750,000 to $900,000	$1,966,000
General working capital purposes	$150,000 to $300,000	$345,000
Totals		$9,020,700

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

CIBC Loan

The Company’s wholly-owned subsidiary, Profound Medical Inc. (“PMI”) entered into a loan agreement with Canadian Imperial Bank of Commerce (“CIBC”) on July 30, 2018 (the “CIBC Loan Agreement”), for initial gross proceeds of $12,500,000, maturing on July 29, 2022, with an interest rate based on prime plus 2.5% (the “CIBC Loan”). All obligations of PMI under the CIBC Loan Agreement were guaranteed by the Company and certain of its current and future subsidiaries and include first priority security interests in the assets of the Company and such subsidiaries. On February 5, 2020, the full amount of the CIBC loan, plus interest, being an amount equal to $12,041,032, was repaid.

In connection with the CIBC Loan Agreement, the Company also issued 32,171 Common Share purchase warrants to CIBC, with each warrant entitling the holder to acquire one Common Share at a price of $9.70 per Common Share until the date that is 60 months from the closing of the CIBC Loan Agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at June 30, 2020 and at December 31, 2019 was $487,235 and $254,769, respectively.

Cash Flow

The Company manages liquidity risk by monitoring actual and projected cash flows. A cash flow forecast is performed regularly to ensure that the Company has sufficient cash to meet operational needs while maintaining sufficient liquidity.

The Company may require additional capital to fund R&D activities, expansion into the US and any significant expansion of operations. Potential sources of capital could include equity and/or debt financings, development agreements or marketing agreements, the collection of revenue resulting from future commercialization activities and/or new strategic partnership agreements to fund some or all costs of development. There can be no assurance that the Company will be able to obtain sufficient capital to meet any or all of the Company needs. The availability of equity or debt financing will be affected by, among other things, the results of R&D, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s products, the state of the capital markets generally, strategic alliance agreements and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, existing security holders will likely experience dilution, and any incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict operations. Any failure on the Company’s part to raise additional funds on terms favourable to the Company or at all may require the Company to significantly change or curtail current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not being in a position to take advantage of business opportunities, in the termination or delay of clinical trials for our products, in curtailment of product development programs designed to identify new products, in the sale or assignment of rights to technologies, product and/or an inability to file market approval applications at all or in time to competitively market products.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

	Three months ended		5Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $

Cash provided by (used in) operating activities	(4,956,491)	(6,286,215)	(12,231,742)	(9,504,257)
Cash provided by (used in) financing activities	608,489	(269,152)	47,272,242	(689,456)
Foreign exchange on cash	(1,588,637)	-	1,701,391	-
Net increase (decrease) in cash	(5,936,639)	(6,555,367)	36,741,891	(10,193,713)

Operating Activities

Net cash provided by (used in) operating activities for the three months ended June 30, 2020 was $(4,956,491) versus $(6,286,215) for the three months ended June 30, 2019. The principal use of the operating cash flows during this period related to increased Nasdaq and legal fees which were partially offset by decreased sales and marketing expenses, CEWS government payroll assistance received and R&D reimbursements.

Net cash provided by (used in) operating activities for the six months ended June 30, 2020 was $(12,231,742) versus $(9,504,257) for the six months ended June 30, 2019. The principal use of the operating cash flows during this period related to the increased Nasdaq expenses, 1.5 Tesla magnet compatibility costs, inventory purchased and R&D initiatives. These increases were partially offset by decreased sales and marketing expenses, CEWS government payroll assistance received and R&D reimbursements.

Financing Activities

Net cash provided by (used in) financing activities for the three months ended June 30, 2020 was $608,489 versus $(269,152) for the three months ended June 30, 2019. These cash flows relate to the exercise of options and warrants in the quarter, which were offset by lease liability and other liability payments.

Net cash provided by (used in) financing activities for the six months ended June 30, 2020 was $47,272,242 versus $(689,456) for the six months ended June 30, 2019. These cash flows relate to the 2020 Offering pursuant to which the Company received net proceeds of $47,946,651 and the exercise of options and warrants, which were offset by the full repayment of interest and principal on the CIBC Loan.

Foreign Exchange on Cash

Cash was impacted by the change in the foreign exchange rates for the US dollar and the Euro. The value of both currencies increased significantly in Q1 2020, resulting in a gain from the Company’s foreign cash holdings. In Q2 2020, these gains were partial reversed based on the decrease in the foreign exchange rate for the US dollar and Euro.

The Company’s cash requirements depend on numerous factors, including market acceptance of the Company’s products, the resources devoted to developing and supporting the products and other factors. Profound expects to continue to devote substantial resources to expand procedure adoption and acceptance of the Company’s products.

Contractual obligations

The following table summarizes the Company’s significant contractual obligations:

	June 30, 2020
	Carrying amount $	Future cash flows $	Less than 1 Year $	Between 1 year and 3 years $	Between 3 years to 5 years $

Accounts payables and accrued liabilities	2,742,942	2,742,942	2,742,942	-	-
Other liabilities(1)	106,513	110,313	110,313	-	-
Lease liabilities	2,283,866	2,701,964	463,284	1,634,696	603,984
Total	5,133,321	5,555,219	3,316,539	1,634,696	603,984

Note:

(1) Represents contingent consideration under the Philips Share Purchase Agreement, which is valued based on estimated projected net sales, the likelihood of certain levels being reached and a discount rate of 15%.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

Non-IFRS Financial Measures

Non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These measures are defined with reference to the nearest comparable IFRS measure such that a reconciliation to the nearest comparable IFRS measure can be completed. Accordingly, these measures may not be comparable to similar measures presented by other companies. Profound uses non-IFRS measures in order to provide additional financial information to complement the closest IFRS measures in order to provide investors with a further understanding of the Company’s operations from management’s perspective. Investors should not consider that these non-IFRS measures are a substitute for analyses of the financial information that Profound reports under IFRS. Profound uses these non-IFRS measures in order to provide investors with a supplemental measure of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.

The Company’s working capital (defined as current assets less current liabilities) is a non-IFRS financial measure. The working capital as at June 30, 2020 as compared to the Company’s working capital as at December 31, 2019 is set forth in the table below.

	June 30, 2020 $	December 31, 2019 $

Current assets	68,164,390	29,620,409
Less: Current liabilities	4,847,770	10,683,369
Working capital	63,316,620	18,937,040

Working capital has increased by $44,379,580 with a surplus of $63,316,620 at June 30, 2020 compared to the surplus of $18,937,040 at December 31, 2019. The change in working capital is due to an increase in current assets of $38,543,981, which was primarily the result of the increased cash balance of $36,741,891 resulting from the 2020 Offering and the exercise of warrants and options. Current liabilities decreased by $5,835,599 due to full principal and interest repayment of the CIBC loan.

COMMITMENTS & CONTINGENCIES

All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification is not explicitly defined but is limited to events for the period during which the indemnified party served as a director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

The Company has also indemnified certain lenders and underwriters in relation to certain debt and equity offerings and their respective affiliates and directors, officers, employees, shareholders, partners, advisers and agents and each other person, if any, controlling any of the underwriters or lenders or their affiliates against certain liabilities.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities, long-term debt, derivative financial instruments and other liabilities. The fair values of these financial instruments, except long-term debt and other liabilities, approximate carrying value because of their short-term nature. Financial assets measured at amortized cost include cash and trade and other receivables.

Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, lease liabilities, long-term debt and other liabilities.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. There have been no significant changes to those risks impacting the Company since December 31, 2019, nor has there been a significant change in the composition of its financial instruments since December 31, 2019 except for the repayment of the CIBC loan.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

RELATED PARTY TRANSACTIONS

Key management includes the Company’s directors and senior management team. Additional information on the senior management team can be found in the Company’s AIF. The remuneration of directors and the senior management team were as follows:

	Three months ended		Six months ended
	June 30, 2020 $	June 30, 2019 $	June 30, 2020 $	June 30, 2019 $

Salaries and employee benefits	369,159	347,258	1,241,830	696,848
Directors’ fees	27,685	37,500	60,185	75,000
Share-based compensation	547,591	315,536	967,948	372,170
Total	944,435	700,294	2,269,963	1,144,018

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

OUTSTANDING SHARES

As at August 6, 2020, the date of this MD&A, the Company had the following securities outstanding:

Number
Common Shares	19,378,152
Share purchase options	1,538,687
Warrants	1,959,691
RSUs	3,917

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Critical accounting judgments

Revenue

To determine revenue recognition for arrangements Profound performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. Profound only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods or services, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized on the satisfaction of the specific acceptance criteria.

The amount of revenue to be recognized is based on the consideration expected to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, the Company allocates the consideration to which Profound expects to be entitled to each performance obligation based on relative standalone selling prices and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers.

The company generates revenue from the lease of medical devices to customers. Customers are charged a fee for the use of the medical device, called a pay per procedure charge, which is charged each time a procedure is completed and recognized within pay per procedure revenue on the interim condensed consolidated statements of loss and comprehensive loss. The use of the medical device also requires the customer to purchase a consumable. The consideration received is allocated between lease and non-lease components based on their stand-alone selling prices. The consumable is considered a non-lease component and is therefore recognized when the customer takes control within product revenue on the interim condensed consolidated statements of loss and comprehensive loss.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

Service revenue related to installation and training is recognized over the period in which the services are performed. Service revenue related to extended warranty service is deferred and recognized on a straight-line basis over the extended warranty period covered by the respective customer contract.

Under the terms of certain of the Company’s partnership agreements with Philips and Siemens, Profound retains a percentage of all amounts earned with the remaining percentage due to the partner. Accordingly, associated revenue is recognized net of the consideration due to the partner.

Complex financial instruments and provisions

The Company makes various judgments when determining the accounting for certain complex financial instruments. The Company has concluded that the contingent consideration in a business combination represents a financial liability measured at fair value through profit or loss.

Impairment of goodwill and long-lived assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of the Company’s cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Critical accounting estimates

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. It also reviews goodwill annually for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Accounting for acquisitions and contingent consideration

Areas of estimation include the determination and fair value measurement of the contingent consideration, which includes the Company developing its best estimate of projected revenue, the probability of the contingency being achieved and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed.

Profound Medical Corp.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2020 and 2019

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and the Chief Financial Officer of the Company (collectively the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings, and in applicable SEC rules and regulations, for the Company.

The Certifying Officers have concluded that as at June 30, 2020, the Company's DC&P has been designed effectively to provide reasonable assurance that (a) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and (b) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted, recorded, processed, summarized and reported within the time periods specified in the securities legislation.

There have been no significant changes to the Company's ICFR for the period ended June 30, 2020, which have materially affected, or are reasonably likely to materially affect the Company's ICFR. Based on their evaluation of these controls for the period ended June 30, 2020, the Certifying Officers have also concluded that the Company's ICFR have been designed effectively to provide reasonable assurance regarding the reliability of the preparation and presentation of the financial statements for external purposes and that ICFR were effective as at June 30, 2020. The Company used the Committee of Sponsoring Organizations of the Treadway Commission control framework to evaluate DC&P and ICFR.

It should be noted that while the Company's Certifying Officers believe that the Company's DC&P provides a reasonable level of assurance that they are effective, they do not expect that the disclosure controls will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the interim financial statements for external reporting purposes in line with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting appropriate to the nature and size of the Company. However, any system of internal control over financial reporting has inherent limitations and can only provide reasonable assurance with respect to interim financial statement preparation and presentation.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the AIF, which is available on SEDAR at www.sedar.com and filed as an exhibit to the 40-F, available on EDGAR at www.sec.gov.

In addition, the Company is exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our audit committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

RECENT DEVELOPMENTS

Subsequent to period end, on July 21, 2020, the Company closed an underwritten offering of common shares of the Company at a price of US$14.50 per common share, resulting in the issuance of 3,172,414 common shares for gross proceeds of US$46,000,003.

Subsequent to period end, there were 67,475 warrants exercised for $950,088 in cash proceeds.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the AIF the other exhibits to the 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Common Shares are listed for trading on the TSX under the symbol “PRN” and on Nasdaq under the symbol “PROF”.